LEDGEWOOD

A PROFESSIONAL CORPORATION

1900 Market Street, Suite 750, Philadelphia, PA 19103

TEL 215.731.9450 FAX 215.735.2513

www.ledgewood.com

November 14, 2007

VIA EDGAR AND OVERNIGHT MAIL

Mr. H. Christopher Owings, Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Mail Stop 3561

Washington, D.C. 20549

Re:	Atlas Pipeline Holdings, L.P.

Registration Statement on Form S-3

File No. 333-146587

Filed October 10, 2007

Dear Mr. Owings:

On behalf of Atlas Pipeline Holdings, L.P. (the “Company”), we wish to respond to your comment letter dated November 6, 2007 concerning the above-referenced filing. For your convenience, we first restate your comment in italics and then provide our response.

We are sending four courtesy copies of the amended registration statement (“Amendment No. 1”) under separate cover.

Registration Statement on Form S-3 Filed October 10, 2007

Incorporation of Certain Documents by Reference, page 72

1.	Please ensure that you incorporate by reference all current and periodic reports that have been filed with the Commission from the time the registration statement was filed, such as the current reports filed on October 26, 2007 and November 2, 2007.

The Company has updated “Incorporation of Certain Documents by Reference” to include all current and periodic reports that have been filed with the Commission subsequent to the October 10, 2007 registration statement.

Undertakings, page II-1

2.	Please add the undertaking described in Item 512(a)(5)(i) of Regulation S-K and remove the undertakings relating to Rule 430A offerings described in Item 512(i) of Regulation S-K.

The Company has revised the undertakings section as requested.

Exhibit 5.1

3.	Counsel may not limit its legality opinion to only statutory law (i.e., the Delaware Revised Uniform Limited Partnership Act). Please have counsel confirm to us in writing that counsel concurs with our understanding that the reference and limitation to “Delaware Revised Uniform Limited Partnership Act” includes the statutory provisions and also all applicable provisions of the Delaware Constitution, as well as the reported judicial decisions interpreting these laws.

We hereby confirm that we concur with your understanding that the reference and limitation to the “Delaware Revised Limited Partnership Act” contained in our legal opinion attached to the registration statement as Exhibit 5.1 includes the statutory provisions and also all applicable provisions of the Delaware Constitution, as well as the reported judicial decisions interpreting those laws.

Exhibit 8.1

4.	Counsel’s tax opinion refers to the sale of “up to 27,269,201 common units representing limited partnership interests of Atlas,” whereas the cover page of the prospectus refers to the registration of 6,249,995 common units. Please correct this discrepancy.

We have modified our tax opinion to correct this discrepancy and have attached a new Exhibit 8.1 to Amendment No. 1.

5.	Counsel’s tax opinion (as well as the prospectus) must state clearly that the discussion in the tax consequences section of the prospectus is counsel’s opinion, as opposed to stating that “the discussion in the Prospectus... is correct.” Please clarify.

We have modified our tax opinion and the Company has revised the tax considerations section to clearly state that the discussion of tax considerations is our opinion. A new Exhibit 8.1 is attached to Amendment No. 1.

In addition to the modifications contained in Amendment No. 1 described above, the Company has updated “Information About Atlas Pipeline Holdings, L.P.” and “Risk Factors” in order for the registration statement to be consistent with information set forth in the Company’s recently filed Form 10-Q for the quarter ended September 30, 2007.

Very truly yours,

/s/ Lisa A. Ernst
Lisa A. Ernst

cc:	Matthew A. Jones